UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                    August                              , 2003
--------------------------------------------------------------------------------


                         Knightsbridge Tankers Limited
--------------------------------------------------------------------------------
               (Translation of registrant's name into English)



       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F     X        Form 40-F
                            --------               --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No    X
                            --------                --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Notice of Special Meeting of Shareholders ("Notice") of Knightsbridge Tankers Limited (the "Company"), and accompanying letter to the Shareholders of the Company and Proxy Statement, each dated August 27, 2003, in connection with a Special Meeting of Shareholders of the Company to be held September 26, 2003.

Exhibit 1

                                 [LOGO OMITTED]

                                 August 27, 2003


                             TO THE SHAREHOLDERS OF
                          KNIGHTSBRIDGE TANKERS LIMITED


     Enclosed is a Notice of a Special Meeting of Shareholders ("Notice") of Knightsbridge Tankers Limited (the "Company") which will be held at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda on Friday, September 26, 2003, at 9:00 a.m. (Bermuda time).

     At this Special Meeting (the "Meeting"), the shareholders of the Company will consider and vote on proposals (i) to sell the Company's vessels and distribute the proceeds to the shareholders, or, in the alternative, to continue the Company in business, and (ii) if the shareholders vote to continue the Company in business, to amend the Company's bye-laws to remove the current restrictions on the Company's business activities.

     On June 24, 2003, Shell International Petroleum Company Limited ("Shell"), the charterer of the Company's vessels, notified the Company that it would not renew the existing charters for the vessels. Accordingly, as required by the Company's bye-laws, the Company's Board of Directors (the "Board") is presenting to the shareholders a proposal to sell the Company's vessels following termination of the Shell charters, together with the Board's recommendation as to whether the proposal is in the best interests of the Company or whether an alternative plan might be of greater benefit to the Company. If this proposal is approved, the vessels will be sold following the expiration of the charters, scheduled for February 27, 2004, subject to extension by Shell for up to 90 days. The Company will settle its outstanding obligations, including its credit facility, and distribute the net proceeds to shareholders.

     The affirmative vote of a majority of holders of the Company's common shares duly present and voting at the Meeting is required to approve the sale of the vessels.

     The Board believes that the sale of the Company's vessels is NOT in the Company's best interests and, as set forth in more detail in the accompanying proxy statement, recommends that you vote FOR continuing the Company in business which shall constitute a vote AGAINST selling the Company's vessels.

     If the shareholders decide to continue the Company in operation, the Company's present bye-laws allow it to engage only in a limited number of activities. These activities, described in the enclosed proxy statement, include:

     o    rechartering the vessels,

     o    refinancing the Company's credit facility,

     o    acting in connection with the Company's U.K. finance leases,

     o    acting in connection with the Company's management agreement,

     o    offering shares and listing them, and

     o    leasing, selling or otherwise disposing of the vessels

     This list does not specifically include, for example, selling a vessel during a charter, changing a vessel's flag or registry, acquiring vessels or changing managers. These are activities that are standard practice for traditional ship owning and operating companies.

     While the Board has no intention or plan to expand the Company's fleet, the Board believes the limitation of its activities could raise questions if the Company proposes to undertake acts that are not specifically enumerated. Accordingly, the Board believes that the Company will be better served and have greater flexibility if the Company's bye-laws are amended to remove the current restrictions on the Company's business activities. The Board recommends that you vote FOR the amendment of the Company's bye-laws to remove the current restrictions on the Company's business activities.

     A vote to amend the bye-laws to remove the current limitation on the Company's business activities will require the affirmative vote of holders of not less than 66 2/3% of the Company's outstanding common shares.

     You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person. Please be sure to read the enclosed proxy statement for a description of the proposals and related considerations that you should take into account.

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF CONTINUING THE COMPANY IN BUSINESS AND AMENDING THE BYE-LAWS.

                                       Very truly yours,



                                       Ola Lorentzon
                                       Chairman

                                 [LOGO OMITTED]


                          KNIGHTSBRIDGE TANKERS LIMITED
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                               SEPTEMBER 26, 2003

     NOTICE IS HEREBY given that a Special Meeting (the "Meeting") of Shareholders of Knightsbridge Tankers Limited (the "Company") will be held on Friday, September 26, 2003, at 9:00 a.m., Bermuda time, at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying proxy statement:

1. To vote on a proposal to sell the Company's vessels and distribute the net proceeds to the shareholders, or, in the alternative, to continue the Company in business.

2. If the shareholders vote to continue the Company in business, to amend the Company's bye-laws to remove the current restrictions on the Company's business activities.

3. To transact such other business as may properly come before the Meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on August 22, 2003, as the record date for the determination of the shareholders entitled to receive notice of the Meeting or any adjournment thereof.

     For the reasons set forth in the enclosed proxy statement, the Board of Directors recommends that the shareholders vote FOR continuing the Company in business which shall constitute a vote AGAINST selling the Company's vessels, and FOR amending the bye-laws to remove the current restriction on the Company's business activities. The Board of Directors believes that the sale of the Company's vessels at the present time is not in the best interests of the Company, and that the continuation of the Company in business and expansion of its permitted activities are of greater benefit to the Company than selling the vessels.

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF CONTINUING THE COMPANY IN BUSINESS AND AMENDING THE BYE-LAWS.

     In order to attend the meeting in person or as the holder of a proxy, you must present, if requested, satisfactory proof that you were, or act as proxy for, a record or beneficial shareholder as of the record date. In the event you decide to attend the meeting, you may revoke your proxy and vote in person.

                                    BY ORDER OF THE BOARD OF DIRECTORS


                                    Kate Blankenship
                                    Secretary

Dated:      August 27, 2003

                                 [LOGO OMITTED]

                          KNIGHTSBRIDGE TANKERS LIMITED
                               PAR-LA-VILLE PLACE
                              14 PAR-LA-VILLE ROAD
                             HAMILTON HM 08, BERMUDA
                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                        A SPECIAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON FRIDAY, SEPTEMBER 26, 2003
                              ---------------------

                 INFORMATION CONCERNING SOLICITATION AND VOTING

     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or "Directors") of Knightsbridge Tankers Limited, a Bermuda company (the "Company"), for use at the Special Meeting of Shareholders to be held at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda on Friday, September 26, 2003, at 9:00 a.m. local time (the "Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice of the Meeting, on or about August 28, 2003.

     The outstanding shares of the Company at August 22, 2003 (the "Record Date"), consisted of 17,100,000 common shares, par value $0.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Common Share then held. One-third of the outstanding Common Shares shall constitute a quorum at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal office, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting.

     The form of proxy provides a space for you to vote on the proposals. You are urged to indicate the way you wish to vote on each matter in the space provided. If no space is marked, it will be voted by the proxies named therein
(1) FOR continuing the Company in business which shall constitute a vote AGAINST selling the Company's vessels and distributing the net proceeds, (2) FOR the amendment to the Company's bye-laws to remove the current restrictions on the Company's business activities, and (3) in such persons' discretion upon such other business as may properly come before the meeting.

     In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

     ICB Shipping (Bermuda) Ltd., the Manager of the Company, will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals. In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by Directors, officers and employees of the Company by telephone and personal interviews. The Manager has engaged Mellon Investor Services, LLC ("Mellon") on behalf of the Company to solicit proxies. Mellon's fees will be borne by the Manager. Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.

     The Common Shares are listed on the Nasdaq National Market under the symbol "VLCCF."

                    -----------------------------------------

QUESTIONS AND ANSWERS ABOUT THE VOTE

What is Proposal 1?

Proposal 1 is to sell all of the Company's vessels and distribute the net proceeds to the shareholders after settling the Company's debts, or, in the alternative, to continue the Company in business.

What happens if the shareholders vote to sell the Company's vessels?

If the proposal to sell the Company's vessels is approved, the Board will proceed to offer the Company's vessels for sale and distribute the net proceeds to the shareholders. The Board expects that the sale would take place following the expiration of the Shell charters in 2004.

What happens if the shareholders vote to continue the Company in business?

By voting to continue the Company in business, a shareholder will be voting against selling the vessels on the expiration of the Shell charters. If the shareholders vote to continue the Company in business, they will effectively be giving the Board their approval to manage the Company as a traditional vessel owning and operating company. As such, the Board may consider a number of options, including selling one or more vessels, refinancing the fleet, and rechartering vessels on either the spot or period markets, but the decision on how to proceed will be that of the Board.

How many votes are needed to approve the proposal to sell the Company's vessels?

A majority of the Common Shares voting at the meeting is required to approve the proposal to sell the Company's vessels.

How many votes are needed to approve the alternative of continuing the Company in business?

A majority of the Common Shares voting at the meeting is required to approve continuing the Company in business.

May I vote for both proposals?

No. You may vote either to sell the Company's vessels or to continue the Company in business. You may not do both.

What happens if I abstain on the proposal to sell the vessels or, in the alternative, to continue the Company in business?

If you abstain, your vote will not count.

What is Proposal 2?

Proposal  2  is  to  change  the  Company's   bye-laws  to  remove  the  current
restrictions on the Company's business activities.

What happens if the proposal to change the Company's bye-laws is approved?

If the proposal to change the Company's bye-laws is approved, the Company's bye-laws will be changed to eliminate the present limitation on the Company's activities contained in Bye-Law 83. This proposal will not be considered unless the shareholders vote to continue the Company in business.

How many votes are  needed to  approve  the  proposal  to change  the  Company's
bye-laws  to  remove  the  current   restrictions  on  the  Company's   business
activities?

The approval of shareholders representing at least 66-2/3% of the Company's outstanding Common Shares is required to remove the current restrictions on the Company's business activities.

What happens if the shareholders vote to continue the Company in business, but do not approve the proposal to amend the bye-laws?

If the shareholders vote to continue the Company in business but do not approve the change to the Company's bye-laws, then the Board will still proceed to develop alternative plans for the Company's fleet, but may be limited to the specific activities listed in the present bye-laws. For instance, the Company may not be able to acquire more vessels and its flexibility may otherwise be limited.

What happens if I abstain on the proposal to amend the bye-laws?

Since approval of this proposal requires the affirmative vote of not less than 66 2/3% of the outstanding Common Shares, an abstention will be the same as a "No" vote on this proposal.

What is the Board's recommendation?

The Board recommends that you vote both to continue the Company in business and to amend its bye-laws, so that the Company will have maximum flexibility in deciding how to deal with the Company's fleet and how to operate the Company in business following the expiration of the Shell charters.

                                    PROPOSALS
                                    ---------

                PROPOSAL 1 - SALE OF COMPANY'S VESSELS OR, IN THE
                 ALTERNATIVE, CONTINUING THE COMPANY IN BUSINESS
                 -----------------------------------------------


Introduction
------------

     The first proposal is to sell the Company's vessels following the expiration of the Shell charters, or, in the alternative, to continue the Company in business.

Background
----------

     The Company was incorporated in Bermuda on September 18, 1996, for the purpose of acquiring, owning, leasing, chartering and disposing (through wholly-owned subsidiaries) of five very large crude carriers ("VLCCs") (the "Vessels"). Since its inception, the business of the Company has been limited by its bye-laws to the acquisition, disposition, ownership, leasing and chartering of the Vessels, and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing, including entering into the Credit Facility (as defined below) and any refinancing of the Credit Facility and the U.K. Finance Leases (as defined below).

     The Company chartered the Vessels to Shell International Petroleum Company Limited, a company in the Royal Dutch Shell group of companies (the "Charterer") on bareboat charters (the "Charters") for an initial period of approximately seven years with an option for the Charterer to extend the Charters for another seven-year period. The Vessels were acquired by the Company on February 27, 1997 and delivered to the Charterer under the Charters on the same day. During the terms of the Charters, the Company's only source of operating revenue has been charterhire paid to its Vessel owning subsidiaries by the Charterer. The Charterer has paid the greater of a base rate of hire (the "Base Rate") or a spot market related rate. Under the Charters, the Charterer has been responsible for the maintenance and operation of the Vessels.

     Since its initial public offering in 1997, the Company has been managed by ICB Shipping (Bermuda) Ltd. (the "Manager"), currently a subsidiary of Frontline Ltd. ("Frontline"). Frontline is a publicly traded independent VLCC and Suezmax tanker owner and operator. In exchange for a management fee of $750,000 per year (the "Management Fee"), the Manager bears many of the Company's expenses.

     On June 24, 2003, the Charterer notified the Company that it had chosen not to exercise the option for the second seven-year period. As a consequence, all the Charters will expire on or about February 27, 2004, subject to an option on the part of the Charterer to extend one or more of the Charters by 90 days by notice no later than November 27, 2003.

     The Company is obligated, pursuant to its bye-laws, to call a special meeting of its shareholders no later than five months prior to the expiration of the Charters for the purpose of presenting the shareholders with a proposal to sell the Vessels and distribute the net proceeds of the sale to the shareholders. The bye-laws also provide that the material distributed to shareholders in connection with the special meeting shall include a recommendation by the Board as to whether the Board believes the sale of the Vessels is in the best interests of the Company or whether an alternative plan, such as arranging replacement charters, might be of greater benefit to the Company.

For the reasons stated below, the Board recommends that the shareholders vote not to sell the Vessels but rather to continue the Company in business.

     The Board believes that keeping the Vessels and continuing the Company in business will have greater value to shareholders than selling them and liquidating the Company. As set forth below, based on assumptions that it considers reasonable, the Board estimates the net proceeds to the shareholders from selling the Vessels on expiration of the Charters at approximately $7.10 per Common Share, depending on the values of the Vessels. This compares to the estimated net present value of future distributions from continued operations followed by the sale of the Vessels in seven years, again based on assumptions that the Board considers reasonable in the context of attempting to judge a volatile and unpredictable market, of approximately $9.80 per Common Share.

     Accordingly, based on the assumptions used by the Board, the Company believes that the shareholders should have a greater return if the Company keeps the Vessels and operates them in the charter market for the foreseeable future than if it sells them on the expiration of the Charters in 2004.

                  * * * * * * * * * * * * * * * * * * * * *

Summary of Agreements
---------------------

     The following section summarizes the more important agreements to which the
Company  and  its  Vessel  owning   subsidiaries  are  a  party.  For  a  fuller
description, please see Appendix A, "Description of Agreements".

The Charters

     The Charters are "hell and high water" bareboat charters. Under the Charters, the Charterer must continue to pay charterhire even if the Vessels are lost or otherwise rendered unfit for use. The Charterer bears full responsibility for operating the Vessel, and indemnifies the Company and its subsidiaries for Vessel-related liabilities. The Charterer pays charterhire consisting of the greater of the Base Rate of $22,069 per Vessel per day, and a spot market related rate, determined quarterly, less an agreed amount of $10,500 per day for operating costs.

The Credit Facility

     The Company's credit facility (the "Credit Facility") is currently comprised of term loans from a syndicate of international lenders in the amount of $125.4 million. These term loans will mature and become due on August 27, 2004. Through a swap, the Company has effectively fixed its interest rate on the Credit Facility at approximately 7.14% per annum. The Credit Facility is secured by, among other things, mortgages on the Vessels and pledges of the Company's Vessel owning subsidiaries. On expiration of the Charters, the Company will be subject to additional covenants under the Credit Facility pertaining primarily to maintenance and operation of the Vessels.

The U.K. Finance Leases

     At the time the Vessels were delivered, the Company's subsidiaries entered into conditional sale/leaseback arrangements (the "U.K. Finance Leases") with a subsidiary of a United Kingdom financial institution (the "U.K. Lessor") pursuant to which each subsidiary sold a Vessel to the U.K. Lessor under a conditional sale agreement and concurrently leased its Vessel back from the U.K. Lessor for a term of 25 years. By virtue of certain benefits under United Kingdom tax laws that were passed to the Charterer, the U.K. Finance Leases enabled the Charterer to achieve a reduction in its costs of using the Vessels.

     The U.K. Finance Leases will terminate when the Charters expire. However, the U.K. Lessors will have no recourse to the Company for the "Termination Sum" due on termination of the U.K. Finance Lease.

The Management Agreement

     Under the Management Agreement, the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by its Board of Directors. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors. The Management
Agreement will terminate in 2012, unless earlier terminated pursuant to its terms.

     The Manager pays all of the Company's expenses other than litigation expenses, insurance premiums, brokerage commissions, expenses related to redelivery of the Vessels, and other expenses detailed in Appendix A. If the Manager undertakes operational responsibility for the Vessels on expiration of the Charters, the Manager and the Company are obligated to attempt to negotiate a new fee arrangement.

                  * * * * * * * * * * * * * * * * * * * * *

Dividend Policy
---------------

     The Company's policy has been to pay quarterly distributions to shareholders each January, April, July and October in amounts substantially equal to the charterhire received by the Company under the Charters, less cash expenses and less any reserves required in respect of any contingent liabilities. Until receipt of the notice of non-renewal by the Charterer, the Company has not had any material cash expenses other than:

          o    a management fee of $750,000 per annum, payable to the Manager,

          o directors' and officers' liability insurance premiums in the current amount of approximately $125,000 per annum,

          o    the agent bank annual fee of $50,000, and

          o payments of interest on the Credit Facility and associated interest rate swap.

     Declaration and payment of any dividend is subject to the discretion of the Company's Board of Directors. The declaration and payment of distributions to shareholders is prohibited if the Company is in default under the Credit Facility or if that payment would be or is reasonably likely to result in an event of default under the Credit Facility. The timing and amount of dividend payments will depend upon the Company's earnings, financial condition, cash requirements and availability, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors.

     Since its inception in 1997, the Company has distributed a total of $16.42 per Common Share. In 2003, 2002 and 2001, the Company has paid the following distributions to shareholders:

Record Date                   Payment Date                    Amount Per Share

2003
January 27, 2003              February 7, 2003                $0.45
April 25, 2003                May 8, 2003                     $1.19
July 25, 2003                 August 8, 2003                  $0.65

2002
January 25, 2002              February 8, 2002                $0.46
April 25, 2002                May 8, 2002                     $0.45
July 25, 2002                 August 7, 2002                  $0.45
October 25, 2002              November 7, 2002                $0.45

2001
January 26, 2001              February 9, 2001                $1.68
April 27, 2001                May 11, 2001                    $1.39
July 26, 2001                 August 9, 2001                  $0.72
October 25, 2001              November 8, 2001                $0.45

     Because the Credit Facility matures after the initial term of the Charters and must be repaid or refinanced at that time, the Company has previously stated that it may, in the last year of the initial term of the Charters, set aside amounts for payment of interest and principal which would be due on the Credit Facility following termination of the Charters. In addition, the Company has previously stated that it may have to set aside amounts in the last year of the initial term of the Charter in anticipation of costs that may be incurred in connection with the resale or rechartering of the Vessels. These amounts would not be available for the payment of distributions to shareholders at such time. Accordingly, the Company retained $6.1 million from the charterhire received on July 15, 2003, and distributed the balance.

                    * * * * * * * * * * * * * * * * * * * * *

     The following sections provide information on the Company's Vessels and the industry in which it operates, and set forth the Board's views on the sale of the Company's Vessels following the expiration of the Charters and the alternative of continuing the Company in business. These discussions include events that will take place in the future and are based on assumptions and subject to uncertainty and risks. Accordingly, we urge you to read carefully the sections described "Special Considerations" and "Forward Looking Statements".

   Information on the Company's Vessels and the Industry in which it Operates
   --------------------------------------------------------------------------

The Vessels

     Each Vessel is an approximately 298,000 deadweight tonne ("dwt") double hull VLCC built by Daewoo Heavy Industries, Ltd. (the "Builder") at its shipyard in Korea. The Vessels meet all material existing regulatory requirements affecting the Vessels and their operations. The name, dwt, hull type and date of original delivery from the Builder's yard of each Vessel are set forth below:

                                                     Date of Delivery from
Vessel Name      Approx. dwt         Hull Type          Builder's Yard
-----------      -----------         ---------       --------------------

Murex            298,000             Double          June 2, 1995
Macoma           298,000             Double          August 1, 1995
Magdala          298,000             Double          September 28, 1995
Myrina           298,000             Double          November 15, 1995
Megara           298,000             Double          March 5, 1996

     The Vessels are modern, high-quality double hull tankers designed for enhanced safety and reliability and for relatively low operating and maintenance costs. Design features at the time of construction included a cargo system designed for optimum port performance, a high grade anti-corrosion paint system and pipeline materials which were specified with a view to long service, an efficient power generation system including shaft generator, additional firefighting and safety equipment over and above minimum standards and improved structural design.

     Three of the Vessels have suffered cracks to the main engine bedplates. The problems are believed to have been related to design and workmanship. The Charterer, under the Charters, has the responsibility to rectify such defects to the satisfaction of the Vessels' classification society. One of the bedplates has been replaced and two are in the process of being replaced. With these repairs completed the Vessels are believed to be in good condition. The Manager will, however, prior to or at the time of redelivery of the Vessels from the Charterer, verify that the condition of each Vessel is in accordance with the redelivery requirements as described in the relevant Charter documents.

Crude Oil Transportation

     The Vessels are used for transportation of crude oil from oil producing areas to areas of consumption or refining. The main trade for VLCCs such as the Vessels is from the Arabian Gulf to the Far East, Europe and Louisiana Offshore Oil Port or lightering areas in United States waters, but VLCCs also frequently load in West Africa and in the North Sea and occasionally in other areas of production and also discharge in other areas from those described above.

     The users/charterers of VLCCs are mainly oil companies, oil trading companies and national oil producing companies. Part of the VLCC fleet is owned, or controlled through various chartering arrangements, by such users or their affiliated ship owing companies. The remaining part is owned or controlled by independent tanker owners.

The  VLCC Fleet

     The total fleet of VLCCs, (including ultra large crude carriers ("ULCCs"), which are bigger in size than VLCCs but effectively constitute a single market with VLCCs), currently comprises approximately 420 vessels. Of the total fleet, approximately 230 vessels are modern, double hull VLCCs similar to the Company's Vessels, and 190 vessels have single hulls. Of these, 21 are of an older design built prior to 1980. The ULCCs were mainly built before 1980. There are approximately 72 VLCC newbuildings on order for delivery from ship builders from now until mid-2006.

     Tankers built prior to 1980 are approaching the end of their useful economic lives. It is expected, due to among other things, rules and regulations related to a tanker's age, that virtually all of those vessels will be scrapped or otherwise removed from the trading fleet in the next few years.

The Tanker Market

     The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and the demand for crude oil and tanker capacity. The demand for tankers is influenced by, among other factors, the demand for crude oil, global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, oil production, armed conflicts, port congestion, canal closures, embargoes and strikes. Demand for VLCCs, such as the Vessels, is also dependent on continued economic growth in the United States, Europe and the Far East and competition from pipelines and other sizes of tankers. Adverse economic, political, social or other developments in any of these regions could have an adverse effect on the business and results of operations of a VLCC owning company. In addition, even if demand for crude oil grows in these areas, demand for VLCCs may not necessarily grow and may even decline.

     Demand for crude oil is affected by, among other things, general economic conditions, commodity prices, environmental concerns, taxation, weather and competition from alternatives to oil. Demand for the seaborne carriage of oil depends partly on the distance between areas that produce crude oil and areas that consume it and their demand for oil. The incremental supply of tanker capacity is a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or lost. Such supply may be affected by regulation of maritime transportation practices by governmental and international authorities. Supply is also influenced by shipyard capacity and size of order backlogs, that is, the leadtime from ordering to delivery of a ship increases, and by industry regulations that may prohibit the use of certain types of vessels, mainly related to their age or lack of double hulls. All of the factors influencing the supply of and demand for oil tankers are outside the control of the Company, and the nature, timing and degree of changes in industry conditions are unpredictable.

     Demand for tankers is also driven by larger trends such as overall growth in the world economy and thereby the growth in oil consumption and by the price of oil relative to the price of other energy alternatives. Demand is also affected by other factors such as the share of total oil production by the Organization of Petroleum Exporting Countries and by political events in oil producing countries. Demand for transportation is also seasonal as oil consumption is seasonal.

Vessel Values

     Tanker values have generally experienced high volatility. The market value of oil tankers, including the Vessels, can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they may be expected to decline in value. These factors will affect the value of the Vessels if they are sold at the termination of the Charters or if the shareholders vote to retain them and the Company sells them at a later time.

     Since the mid-1970s, during many periods there has been an oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has frequently been weak. Notwithstanding the adoption of new environmental regulations which will result in a phase-out of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

Charter Rates

     Spot rates for VLCCs have been extremely volatile. By way of illustration, the charterhire rates set by the London Tanker Brokers Panel under the Charters, based on spot rates, have varied widely, peaking in the Fourth Quarter of 2000 at $78,145 per Vessel per day and bottoming in the Third Quarter of 2002 at $9,093 per day (well below the Base Rate). These variations have been reflected in the cash distributions that the Company has made to its shareholders. Since the Vessels were delivered in 1997, there have been three periods of strong tanker markets: the second half of 1997, the winter of 2000/2001 and the first half of 2003.

     At the present time, the market is relatively weak due mainly, in the Company's view, to seasonal factors. However, the Company believes that the demand for oil transportation and supply of VLCCs is relatively well balanced and that the expected growth of the tanker fleet in the next few years, due to scheduled newbuilding deliveries, less expected scrapping of older vessels, could be absorbed by increased demand if the global economy returns to growth after the recent recession years. The Company believes that double hull ships such as the Vessels should have a competitive advantage compared to single hull ships and that the double hull ships stand a good chance of being preferred by charterers so that they may earn a premium compared to the single hull ships.

     The Company also believes that oil demand and exports from OPEC countries should increase in the coming winter and that tanker rates could improve as a consequence.

     Historical tanker rates have been very volatile. It is highly likely that such volatility will continue. Any prediction of global economic developments or economic developments in specific countries is subject to great uncertainty. Also, the tanker market is influenced by political events in oil consuming and oil producing countries which are, by their nature, highly unpredictable. The regulatory environment for the tanker industry is also tightening, which favors double hull tankers, but there can be no guarantee that future rulemaking will be to the advantage of the Company's Vessels.

Employment of VLCCs

     The spot market is very competitive and subject to high volatility. When a charterer needs a vessel to move a cargo its usually enters the market with its requirement, normally through one or several ship broking firms. The shipbrokers then identify ships of suitable types and in suitable positions and approach the owners of those ships and solicit offers. After offers and counteroffers, the order normally goes to the lowest bidding vessel subject to suitability of the vessel including technical and safety approval by the charterer. The price for the transportation is normally referred to the "Worldscale" rate which is an index relating to a tabulated rate in United States Dollars per ton for transporting oil between two identified ports.

     The rate per ton is multiplied by the cargo size resulting in a lump sum in Dollars which is the payment to the owner for the transportation, known as "freight". Out of the freight the owner pays the shipbroker's commission, the bunker oil (fuel oil) used by the vessel and canal and port charges, all known as voyage costs. The net amount, after paying voyage costs, divided by the number of days from discharging the last cargo to discharging the current cargo so transported is commonly known as the time charter equivalent, or TCE rate, which reflects the vessels earnings calculated in dollars per day for the voyage in question. The TCE rate calculated includes the days used to move the vessel in ballast (without cargo) from the previous discharge port to the loading port. The TCE rate is the industry standard by which a vessel's or a fleet's or the total market's earnings are usually defined.

     Approximately 50% of all VLCC transportation is based on transactions concluded in the spot market with voyage charters. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. In a voyage charter, the vessel owner is responsible for all costs of maintaining, operating and crewing the vessels and pays all voyage costs.

     Ships can also be employed on various types of period charters. A time charter constitutes employment of a vessel for a certain period of time. If the time charter is at a fixed rate the charterer pays a certain hire per day to the owner for the vessel. The charterer further directs the vessels employment and pays the voyage costs, such as port, canal and bunkers (fuel oil).

     The time charterhire rate can, when comparing different alternatives for employment of a ship, be compared directly with the TCE earned in the spot market as described above. Time charters may also be arranged at floating or spot market related rates with or without profit sharing over certain TCE-related levels.

     A ship may also be employed on a bareboat charter. In a bareboat charter, the ship is placed at the complete disposal of the charterer who assumes responsibility for the operation, maintenance, crewing, and insurance for the ship. Bareboat charters may be at fixed rates or, as is the case with the Vessels under the Charters, at a floating/spot market related rate. To compare a bareboat charter rate to a TCE rate earned in the spot marked or a time charter rate, an estimated element for the vessel's operating cost needs to be added to the bareboat rate.

                    * * * * * * * * * * * * * * * * * * * * *

Consequence of Selling the Vessels
----------------------------------

     Should the shareholders vote in favor of selling the Vessels, the Board will ask the Manager to start marketing the Vessels for sale and commence negotiations with interested buyers when these are identified. Each Vessel may only be delivered to a buyer when it is redelivered by the Charterer at the end of the Charter on or about February 27, 2004, or if the Charterer opts to extend the period by 90 days (by notice on or before November 27, 2003), at the end of May 2004. Before delivery of a Vessel to a buyer, the portion of the Credit Facility related to that Vessel must be repaid and the U.K. Finance Lease related to the Vessel will be terminated. When all Vessels have been sold and delivered to the buyers, all loans have been repaid and all U.K. Finance Leases have been terminated and costs associated with the winding up of the Company, including settlement of accounts with the Manager, have been paid, the residual net amount may be distributed to shareholders. In practice, the Vessels may not be sold at once, so it may be practicable to make more than one partial distribution to shareholders.

     In order to estimate the amounts available for distribution to shareholders in case of a sale of all Vessels, the Board has obtained vessel valuations from three ship brokers as of August, 2003. Those valuations are the ship brokers' best estimates of the price at which the Vessels may be sold, charter-free, between a willing seller and a willing buyer, at the date of the valuation. They are not based on physical inspections, but rather are "desk" appraisals. There is no guarantee that the Vessels could be sold at the valuation estimate provided by a broker. Furthermore, vessel values are subject to changes over time depending, among other things, on the development of the tanker market. In addition, that the Company is known to be in the process of liquidation may be viewed by some market participants as a "forced sale".

     The Board has obtained vessel valuations from three independent ship brokers. These valuations indicate an average fleet value of $252.5 million. The latest known sale of a double hull VLCC is of the Ehm Maersk, built 1993, which according to market rumor has been sold for a purchase price of $42.5 million.

     The Vessels can be sold only after they are redelivered from the Charterer, approximately at the end of February, 2004. In estimating the values at which the Vessels could be sold, the Board has discounted the brokers' valuations, which are made as of August, 2003, to reflect the aging of the Vessels during that period and uncertainty created by the passage of time.

     In calculating the total amount available for distribution, the Board has used following assumptions:

     o The Company will be obliged to pay to the Manager 1% of the gross proceeds from sale of the Vessels. An additional fee of 1% will be paid to a shipbroker on the sale,

     o The Company's current cash of $6.1 million will all be available for distribution,

     o The Company will receive charterhire under the Charter at the Base Rate for the Third and Fourth Quarters of 2003, and for the period from January 1 to February 27, 2004,

     o The Company will pay interest on the Credit Facility until February 27, 2004, and a breakfunding fee on early repayment of the Credit Facility, and

     o The Company will pay the Management Fee until the Company has been wound up as well as additional transaction costs.

     Based on the above assumptions, which the Board considers reasonable, the total distribution to shareholders is estimated at approximately $7.10 per Common Share, constituting the cash available for distribution from the date of this Proxy Statement until final winding up of the Company. A change of 10 percent in the price at which the Vessels could be sold from the average fleet valuation of $252.5 million would result in a change of cash available for distribution of approximately $1.40 per Common Share.

     If the tanker market develops favorably in the period prior to redelivery of the Vessels from the Charterer, and until such time as the Vessels are sold, the Vessels may be sold at a higher price and Additional Hire may be received by the Company, which would increase the distribution to shareholders. In case of an unfavorable development of the tanker market, the Vessels' values may be lower and the cash available for distribution may decrease.

     It may not be possible or in the best interests of the Company to sell all Vessels directly as they become charter free. In such case, the Board may decide to seek temporary employment for one or more Vessels until the conditions for a sale improve.

                    * * * * * * * * * * * * * * * * * * * * *

Consequences of Continuation of the Company in Business
-------------------------------------------------------

     Based on the assumptions that are summarized below, the Board believes that continuing the Company in business for the next seven years following the expiration of the Charters will be more beneficial to the shareholders than the sale of the Vessels. Please note: These are only assumptions. The business of the Company may well continue for more or less than seven years.

     Continuing the Company in business would entail seeking employment for the Vessels from time to time while managing the mix of spot and period employment in a manner that the Board believes to be in the best interests of the Company, taking into account market risks and the inherent volatility of the tanker market. Continued operation may also include the sale of one or more of the Vessels if and when satisfactory terms for such transaction can be achieved. Continued operation could also include chartering in or acquiring additional tankers to the extent consistent with the Company's financial position.

     If the shareholders choose to continue the Company in business, it should be expected that the Vessels would, at least initially, be employed on the spot market. The Board would also seek to employ one or more of the Vessels on period charter(s) at fixed or market related rates when opportunities arise for such employment.

     Continuing the Company in business in this manner would expose the Company to risks of vessel ownership and operation that have previously been borne by the Charterer. Those risks include:

          o    pollution and other tort liability,

          o possible non-employment of one or more of the Vessels for limited or longer periods,

          o    market  related  risk not  protected  by the  floor of the  "Base
               Rate",

          o the need to operate and maintain the vessels or find suitable outsourcing of those functions,

          o the possibility that operating revenues may not cover finance or operating costs,

          o    possible defaults by charterers of the Vessels,

          o    the need to procure insurance,

          o    exposure to possible increases in operating costs,

          o    possible   lack  of   available   cash   for   distributions   to
               shareholders.

     These are the same types of risks assumed by all independent tanker owners.

     At the same time, the Company would be able to benefit from any rises in the market and in the residual value of the Vessels. The Board believes that based on its assumptions, which it considers reasonable, the benefits of continuing to own and operate the Vessels should afford a greater return to shareholders than selling the Vessels en bloc and distributing the proceeds once the Charters expire. In addition, continuing the Company in business would allow the Company to consider business combinations with third parties. The Company has received an unsolicited informal inquiry from a third party, but is not able to pursue that or any other inquiry until the shareholders decide whether to continue the Company in business.

     The assumptions that the Board used in reaching its recommendation are as follows:

          o The Vessels would be employed in the spot market for a period of seven years (this being the Board's assumption in order to make a comparison with the period the Vessels will have served under the Charters, and is not intended to preclude a shorter or longer period),

          o The Vessels would be sold in February 2011, approximately seven years from the expected date of redelivery of the Vessels from the Charterer,

          o The Vessels' earnings in the spot market during the period would reflect the quarterly historical rates earned by the Vessels under the Charters (without regard to the Base Rate), from February 1997 to June 2003, reduced to reflect the uncertainty of future earnings,

          o The Company would pay commissions on freight of approximately 2.5%, of which 1.25% would be payable to the Manager for its commercial services in accordance with the Management Agreement,

          o The Vessels would earn hire 360 days a year, the remaining 5 days each year being used for servicing and dry docking the Vessels,

          o The Company would bear operation and administration costs of $7,000 per day per Vessel based on a budget provided by the Manager for the first year (2004) with an adjustment for inflation of 3% per year thereafter,

          o The Management Fee would be increased from $750,000 to $1,050,000 per year in view of the greater responsibilities and workload of the Manager and the Board following the termination of the Charters,

          o    The Company would bear costs of dry docking and special  surveys,

          o The Company would refinance the Credit Facility and obtain working capital with a loan in the principal amount of $140 million,

          o The Company would either bear breakfunding costs in refinancing the Credit Facility before its maturity date or pay interest at the swapped rate of 7.14% per annum to that date,

          o The new loan would have a seven-year term and be amortized in the amount of $12 million per year, with a balloon payment of $59 million at the end of the seventh year,

          o Interest costs would equal the implicit forward swap rate for each year from 2004 until 2010, and the margin on the loan would be 1.25% with the initial fees and costs of 0.7% of the loan amount,

          o The sales price for the Vessels after seven years, in 2011, would reflect their estimated depreciated value after 15-16 years of service, out of an assumed economic life of 25 years from delivery of the Vessels as newbuildings from the Builder, and starting at an assumed value as of February 27, 2004, equal to the average of the ship brokers' valuations described above, less an additional factor to reflect that the valuations were made in August, 2003, approximately 5 1/2months before the scheduled redelivery date. Vessel values are also reduced to reflect uncertainty caused by the passage of time before their sale.

     Based on these assumption, the Board believes that while some quarters would result in negative cash flow, the Company would continue to be able to make regular distributions to its shareholders. Applying a 5% discount rate to the assumed distributions, the Board believes that the present value of the total distributions from operation of the Vessels and their sale in 2011 may equal $9.80 and may exceed the estimated distribution available if the Vessels are sold at the expiration of the Charters, by $2.70 per Common Share. Changing the discount rate by 1 percent would change the present value of the total estimated distributions from continuing the Company's business by 5 percent.

The Relationship With the Manager

     The Management Agreement contains provisions that will apply should the shareholders vote to continue the business of the Company.

     The Manager is a subsidiary of Frontline. Frontline is one of the worlds leading owners and operators of VLCCs and Suezmax tankers, with a controlled fleet of more than 60 tankers. In addition to the operation of its own fleet, Frontline provides vessel operating services to third party ship owners and to vessels that it owns in joint ventures with other ship owners. A majority of Frontline's VLCCs are modern double hull tankers like the Vessels.

     The size of its fleet allows Frontline to arrange its purchases on more competitive terms than those of smaller ship operators. This enables Frontline to control the daily operating costs of its vessels. The size of Frontline's fleet also enhances the relative earnings of its vessels in the spot market, as the large fleet improves scheduling of the ships and provides for better market intelligence.

     Frontline relies, to a large extent, on the outsourcing of its operations to third-party service providers, especially technical ship management in which it engages specialized independent ship managers. Those managers oversee the daily running of the ship. Their services include the manning, supplying, servicing and maintaining of the ships. The services of the ship manager are closely monitored by Frontline and Frontline also controls contracts with specific major suppliers to its vessels including insurance contracts.

     If the shareholders vote to continue the Company in business, the selection of technical ship manager(s) for the Vessels would be made by the Board in close cooperation with Frontline.

     The Manager is able to draw on Frontline's resources in delivering its services to the Company. The Company believes that this allows for a competitive cost structure and enhanced earning that would be difficult to achieve on the basis of the fleet of five Vessels alone. Please note, however, that the Manager's parent, Frontline, will be a competitor of the Company if the shareholders choose not to sell the Vessels, but rather to continue the Company in business. In addition, as the Company's Chairman, Chief Executive Officer and Chief Financial Officer are all employees of Frontline or its affiliates, there could be a conflict of interest between the Manager's performance and the Company's monitoring of that performance.

     As the continuation of the Company in business as an independent VLCC owner and operator would increase the workload of both the Manager and the Board compared to the period during which the Vessels have been operated by the Charterer under the Charters, the Board has assumed an increased Management Fee of $1,050,000 per year in reaching its recommendations. The Board believes that such a Management Fee would be commensurate with the market. The Board also believes that the transparency of the services delivered by the Manager and its subcontractors is such that the Company should be able to monitor the performance of the Manager in relation to such services.

Dividend Policy

     The Company's policy has been to pay quarterly distributions to holders of record of common shares in each of January, April, July and October. The amounts distributed have been substantially equal to charter hire received by the Company under the Charters, less cash expenses. During the term of the Charters, charterhire always exceeded the Company's cash expenses, so that the Company needed no cash reserves for its operations. In addition, the structure of the Charters was such that the Company was in no need of working capital.

     After the Charterer advised the Company that it was not going to exercise its option for the additional seven years, the Board decided, in determining the dividend in July 2003, not to distribute all available cash, but to withhold approximately $6.1 million as a reserve. The Board's decision in this respect was based on the judgment that the Company would require certain cash reserves irrespective of the decision of shareholders at the Meeting to either direct the Company to sell the Vessels or to continue the Company in business. If the shareholders direct the Company to sell the Vessels, the cash reserve will constitute part of the distribution to shareholders on the winding-up of the Company. If the shareholders vote to continue the business of the Company the cash reserve will become part of the overall financing of the Company. While the Board intends to continue a policy of making distributions, depending on the decision of the shareholders and developments from now until such time as the Vessels are either sold or the Company in business continues after the term of the Charters, the Board may deem it appropriate to decide in the future not to distribute all available cash for a particular quarter.

     In view of the Company's dividend policy to date and its attraction for the Company's shareholders, if the shareholders decide to continue the Company in business, the Company intends to continue to make quarterly distributions to shareholders, to the extent permitted, in the Board's judgment, by the Company's financial position and subject to any restrictions in the Company's financing arrangements.

     As the VLCC spot market is volatile, it may be expected that the Company's expenses may exceed charter income in some quarters. In those quarters dividends will not be paid, unless the Board in its discretion, deems that the Company has sufficient reserves to pay dividends, irrespective of the condition of the tanker spot market at the time.

                    * * * * * * * * * * * * * * * * * * * * *

Special Considerations
----------------------

     The  shareholders  should take the following  special  considerations  into
account  in  deciding   whether  to  have  the  Company  sell  the  Vessels  or,
alternatively, continue its business:

Selling the Vessels
-------------------

          o If the Vessels are sold, shareholders will not be able to participate in any future distributions or benefit from the residual value of the Vessels.

          o The Company has received an unsolicited informal inquiry from a third party concerning a possible business combination. The sale of the Vessels will preclude the consideration of any such business combination.

          o A decision by the shareholders to sell the Vessels may be viewed by the market as a "forced sale", depressing the price that the Company may receive.

          o While the current average appraised value of the Vessels as a whole is $252.5 million, if the Vessels are sold for less than the outstanding balance of the Credit Facility, the Company may have no funds to distribute.

          o Since the Credit Facility matures on August 27, 2004, the Company must repay it by obtaining new financing by then. The Company cannot guarantee that this will happen.

Continuing the Company in Business
----------------------------------

          o If the Company continues in business, it will assume full operational risk for the Vessels without any minimum guaranteed charterhire income.

          o If the Credit Facility is not refinanced, the Company may be forced to sell the Vessels in any case.

          o If the Credit Facility is refinanced, the terms of any new loan agreement are likely to contain financial covenants and may limit the Company's flexibility. Failure of the Company to satisfy those covenants is likely to lead to the forfeiture of the Vessels.

          o The Company will be dependent on the performance of the Manager, which as a subsidiary of a major independent tanker owning and operating company, has access to greater resources but is also subject to conflicts of interest.

          o The continuation of the Company in business will expose it fully to the tanker spot market, which is extremely volatile. If revenues do not meet expenses, the Company could breach the terms of any refinancing, exposing it to possible forfeiture of the Vessels.

          o As a tanker owner, the Company will be exposed to oil pollution and other environmental risk.

                               TAX CONSIDERATIONS

     Please read Appendix C for a discussion of tax considerations applicable to the Company and the shareholders if the Vessels are sold or, alternatively, the Company continues in business.

                                  VOTE REQUIRED

     The affirmative vote of the holders of a majority of the Company's Common Shares voting at the Meeting is required either to determine to sell the Company's Vessels or to continue the Company in business.

                                 RECOMMENDATION

     The Board recommends that the shareholders vote to continue the Company in business.

                   ------------------------------------------


     PROPOSAL 2 - AMENDMENT OF THE COMPANY'S BYE-LAWS TO REMOVE THE CURRENT
             RESTRICTIONS ON THE BUSINESS ACTIVITIES OF THE COMPANY
             ------------------------------------------------------

Introduction
------------

     The second proposal is to amend the Company's bye-laws to remove the current restrictions on the business activities of the Company.

Background

     The Company was organized in 1996 for the specific purpose of entering into the Charters, U.K. Finance Leases, Credit Facility, Management Agreement and conducting its initial public offering. As part of its negotiations with the Charterer and the underwriters of the offering, the Company agreed to include a specific bye-law, Bye-Law 83, that, in essence, limited its activities to those transactions. Such limitations are not usual for traditional ship owning and operating companies.

     Even after the Charters expire, under Bye-Law 83, unless amended, the Company's business activities will still be limited to the following:

          o    rechartering the Vessels,

          o    refinancing or replacing the Credit Facility,

          o    acting in connection with the U.K. Finance Leases,

          o    acting in connection with the Management Agreement,

          o    offering Common Shares and listing them,

          o enforcing its rights in connection with the Charters, the Credit Facility, the U.K. Finance Leases, the Management Agreement and other agreements into which the Company and its subsidiaries entered at the time of its initial public offering, and

          o leasing, selling or otherwise disposing of the Vessels (or Vessel owning subsidiaries) on termination of the Charters or subsequent charters.

     These powers do not specifically include, for example, selling a Vessel during a charter, changing the Vessels' registry, acquiring Vessels or replacing the Manager with another Manager. Since Bye-Law 83 limits the Company's business activities to those enumerated in that bye-law, the Company cannot say with certainty that it may undertake activities that Bye-Law 83 does not specify. The Board would likely require the opinion of Bermuda counsel before engaging in any of those activities. Lenders and other parties with whom the Company deals may also require opinions of counsel in such circumstances.

The Board's View

     Bye-Law 83 contains restrictions on the Company's activities that relate to the specific purposes for which the Company was organized - to acquire the Vessels, enter into the Charter and the U.K. Finance Leases, and related transactions. If the shareholders vote to continue the Company's business after the Charter comes to an end, these specific purposes are no longer relevant to the Company's operations.

     The Board has no present plan or intention to change the Company's business plan beyond that discussed under Proposal 1. However, the Board believes that a vessel owning and operating company needs flexibility. The Memorandum of Association of the Company sets out the permitted activities of the Company. The Board further believes that it is no longer appropriate to limit, by means of its bye-laws, the powers of the Company to engage in the full potential range of business activities. Moreover, amending the bye-laws will allow the Board to consider fully any inquiries that the Company may receive with respect to proposed business combinations, or to pursue potential business combinations on its own initiative.

     Expanding the range of the Company's permitted activities will be accomplished by way of amending Bye-Law 83 to delete the present limitation, together with the list of "permitted activities" that follows it, as that list will no longer be relevant. A conforming change will also be made to Bye-Law 85.

     For full texts of Bye-Law 83 and Bye-Law 85, marked to show the proposed changes, please see Appendix B to this Proxy Statement. The complete text of the Company's bye-laws was filed as exhibit 3.1 to Amendment No. 2 to the Company's Registration Statement on Form F-1 (Registration No. 333-6170), filed with the Securities and Exchange Commission ("SEC") on February 4, 1997.

Scope of Amendment

     The constitutive documents of the Company's Vessel owning subsidiaries contain similar limitations on their business activities. By voting to amend the Company's bye-laws, you will also be authorizing the Board to cause the constitutive documents of the subsidiaries to be amended to remove any restrictions on their business activities. Nevertheless, both the Company and its subsidiaries will continue to be bound by any contractual limitations on their activities as well as any limitations imposed by the Company's Memorandum of Association.

Credit Facility Provisions

     Under the Credit Facility, the Company may not amend its bye-laws so as to change its purposes or powers without the consent of the lenders. Accordingly, if the shareholders approve Proposal 2, the amendments to Bye-Law 83 and Bye-Law 85 and the similar amendments to the constitutive documents of the Company's Vessel owning subsidiaries will not take place until the earlier of:

          o receipt of consent to the amendments from the lenders under the Credit Facility, or

          o    the repayment of the Credit Facility.

                                  VOTE REQUIRED

     The affirmative vote of not less than 66 2/3% of the holders of Company's issued and outstanding Common Shares is required to amend the Company's bye-laws to permit the Company to engage in any activity permitted by law.

                                 RECOMMENDATION

     The Board recommends that the shareholders vote FOR Proposal 2 to amend the Company's bye-laws.

                    * * * * * * * * * * * * * * * * * * * * *

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Matters discussed in this Proxy Statement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This Proxy Statement and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

     The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's and the Board's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Board believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

     In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

                    * * * * * * * * * * * * * * * * * * * * *

                                OTHER INFORMATION

     Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Special Meeting. Should any additional matters come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.



                                                By Order of the Directors

                                                Kate Blankenship
                                                Secretary
August 27, 2003
Hamilton, Bermuda

                                                                      Appendix A

                            DESCRIPTION OF AGREEMENTS

      This Appendix describes the more important agreements to which the Company and its Vessel owning subsidiaries are currently a party. Full texts of these agreements have been filed by the Company with the SEC, and are available from the SEC.

The U.K. Finance Leases

     At the time the Vessels were delivered, the Company's subsidiaries entered into conditional sale/leaseback arrangements (the "U.K. Finance Leases") with a subsidiary of a U.K. financial institution (the "U.K. Lessor") pursuant to which each subsidiary sold a Vessel to the U.K. Lessor under a conditional sale agreement and concurrently leased its Vessel back from the U.K. Lessor for a term of 25 years. By virtue of certain benefits under United Kingdom tax laws, which were passed to the Charterer, the U.K. Finance Leases enabled the Charterer to achieve a reduction in its costs of using the Vessels.

     On the delivery date of the Vessels, the U.K. Lessor paid to the Company's subsidiaries an amount equal to $439.8 million in the aggregate and each subsidiary delivered its related Vessel to the Charterer as agent for the U.K. Lessor. The subsidiaries procured the opening of letters of credit (the "Letters of Credit") by a major commercial bank from which the U.K. Lessor has been paid rental and other payments due under the U.K. Finance Leases.

     The U.K. Lessor, the Charterer and the Company's subsidiaries (with the consent of the Charterer) may not terminate the U.K. Finance Leases apart from under certain conditions. On termination, a termination sum (the "Termination Sum") will be payable to the U.K. Lessor. One of those conditions includes the termination of the Charter and the failure to substitute an acceptable replacement charter. Accordingly, if the shareholders vote to sell the Vessels, the U.K. Finance Leases will be terminated. If the shareholders vote to keep the Vessels and continue the Company's operations, the U.K. Finance Leases will be terminated unless the Company can arrange charters that meet the definition of acceptable replacement charters.

     However, in either case, the U.K. Lessor has no effective recourse to the Company for the Termination Sum. The recourse of the U.K. Lessor against the Subsidiaries or the Vessels for the Termination Sum is limited to amounts capable of being drawn under the Letters of Credit. To the extent the Termination Sum exceeds the amount of the Letters of Credit, the Charterer is obligated to pay the U.K. Lessor the difference. Also, on termination, the U.K. Lessor has agreed to sell its interest in the related Vessel and to allow the relevant subsidiary to control the disposition of the related Vessel and to receive 99.5% of the net proceeds of the sale, except in limited circumstances. The subsidiaries' rights to sell the Vessels, however, are subject to the rights of the agent on behalf of the lenders under the Credit Facility (as defined below), who are entitled to control the disposition of the Vessels in some circumstances.

The Credit Facility

     On February 27, 1997, the Company borrowed $145.6 million under a credit facility (the "Credit Facility") with a syndicate of international lenders in the form of term loans. The Company has since reduced the balance of the term loans to $125.4 million. These term loans will mature and become due on August 27, 2004. Through a swap, the Company has effectively fixed its interest rate on the Credit Facility at approximately 7.14% per annum.

     The Credit Facility is secured by, among other things, mortgages on the Vessels and pledges of the shares of the Vessel owning subsidiaries. If a subsidiary sells a Vessel or the Company sells its shareholding in a Vessel Owning subsidiary, the Company is obligated to make a loan prepayment in respect of the Credit Facility.

     The failure by the Company to make payments due under the Credit Facility could result in the acceleration of the Credit Facility, the enforcement by the lenders of their security and the consequent forfeiture by the Company of one or more of the Vessels.

     The Credit Facility contains a number of covenants made by the Company and each of its subsidiaries that, among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends if the Company is in default, change the business conducted by the Company, amend its bye-laws, create liens on assets, dispose of assets or merge or consolidate with a third party. In addition, on expiration of the Charters, the Company will be subject to additional covenants under the Credit Facility pertaining primarily to the maintenance and operation of the Vessels.

The Charters

     Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire for the entire Charter period has been absolute, whether there is a loss or damage to a Vessel of any kind or whether a Vessel is rendered unfit for use or is requisitioned for hire or for title, and regardless of any other reason whatsoever.

     Under the Charters, the Charterer has been liable for all expenses of operating, repairing and maintaining the Vessels, other than the initial registration expenses of the Vessels. The Charterer bears all risk of loss of, or damage to, the Vessels during the term of the Charters. In addition, the Company's Vessel owning subsidiaries have no liability to the Charterer for breaches of representations or warranties made to the Charterer with respect to the Vessels except to the extent of actual recoveries made from third parties on account of those representations, and are not liable to continue to supply a Vessel, if it is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated. In any such cases, the charterhire payable in respect of the Vessels continues to be payable.

     The Charterer has been obligated under the Charters to indemnify the Company with respect to, among other things:

          o all costs and expenses of operating, maintaining and replacing all parts of the Vessels, and

          o all liabilities, claims and proceedings claimed by anyone arising in any manner out of, among other things, the operation or chartering of the Vessels, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company or its subsidiaries.

     The indemnities provided in the Charters continue in full force (in respect of events occurring during the pendency of the Charters) notwithstanding termination or expiration of the Charters. The Charterer has the right at its expense to assume the defense of indemnified claims.

     During the term of the Charters, the Charterer has been required, at its own cost:

          o to maintain the Vessels, as well as the Vessels' machinery, cargo handling and other equipment, appurtenances and spare parts, in the same good state of repair and efficient operating condition as other vessels owned or operated by companies of the Royal Dutch/Shell Group of Companies, ordinary wear and tear excepted,

          o to keep the Vessels with unexpired classification of Lloyds Register of Shipping and with other required certificates (including, without limitation, those required by the Vessel's country of registry), and

          o to drydock the Vessels and clean and paint their underwater parts whenever the same has been necessary, in accordance with the practices applied to other vessels owned or operated by companies of the Royal Dutch/Shell Group of Companies.

Pursuant to the Charters, the Charterer has been obliged to maintain marine (hull and machinery), war, protection and indemnity and pollution risk insurance on the Vessels in a manner consistent with insurance arrangements currently in force in relation to similar vessels owned or operated by companies of the Royal Dutch/Shell Group of Companies, provided that the Charterer has been entitled to self insure with respect to marine (hull and machinery) and war risks.

     The daily charterhire rate payable under each Charter has been comprised of two primary components:

          o the Base Rate, which is a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears, and

          o Additional Hire, which is additional charterhire (determined and paid quarterly in arrears and may equal zero) that equals the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500 during the initial term of the Charters, representing daily operating costs over the Base Rate.

     This charterhire computation has been intended to enable the Company to receive the greater of:

          o an average of prevailing spot charter rates for VLCCs trading on these routes after deducting daily operating costs of $10,500 during the initial term of the Charters, and

          o    the Base Rate.

     The amount of Additional Hire, if any, that is payable has been calculated based on a determination of the London Tanker Brokers Panel of the average spot rates in Worldscale points, an index commonly used in tanker industry spot charters, over the three months ending on the last day of the month preceding the relevant charterhire payment date on three standard notional round voyage routes with cargo sizes for similar ships.

The Management Agreement

     Since February, 1997, the Company has been managed by ICB Shipping (Bermuda) Limited (the "Manager"). The Manager is an indirect wholly-owned subsidiary of Frontline Ltd. ("Frontline"), a publicly traded independent VLCC and Suezmax tanker owning and operating company.

     Under the Management Agreement, the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by its Board of Directors. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors. The Management
Agreement will terminate in 2012, unless earlier terminated pursuant to its terms, as discussed below.

     For its services under the Management Agreement, the Manager is entitled to a Management Fee equal to $750,000 per annum. Pursuant to the Management Agreement, the Manager is required to pay from the Management Fee, on behalf of the Company, all of the Company's expenses including the Company's directors' fees and expenses; provided, however, that the Manager is not obligated to pay, and the Company is required to pay from its own funds:

          o expenses, including attorneys' fees and expenses, incurred on behalf of the Company in connection with

               - any litigation commenced by or against the Company unless arising from the Manager's gross negligence or willful misconduct, and

               - any investigation by any governmental, regulatory or self-regulatory authority involving the Company or its initial public offering unless arising from the Manager's gross negligence or willful misconduct,

          o premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance,

          o costs in connection with the administration and the registration and listing of the Common Shares,

          o principal and interest on the Credit Facility, and brokerage commissions, if any, payable by the Company,

          o costs and expenses required to be incurred or paid by the Company in connection with the redelivery of the Vessels following the expiration or earlier termination of the Charters (including, without limitation, any drydocking fees and the cost of special surveys and appraisals), and

          o any amount due to be paid by the Company pursuant to the U.K. Finance Leases.

     Notwithstanding the foregoing, the Manager has no liability to the Company under the Management Agreement for errors of judgment or negligence other than its gross negligence or willful misconduct.

     When the Charterer gave notice that it would not extend the Charters, the Manager became obligated under the Management Agreement to analyze the alternatives available to the Company for the use or disposition of the Vessels, including the sale of the Vessel (or the Vessel owning subsidiaries) and the distribution of the proceeds to the Company's shareholders, and to report to the Board with its recommendations and the reasons for those recommendations at least five months before the expiration of the Charter.

     If directed by the Company's shareholders to sell the Vessels, the Manager will be required at the Board's request to solicit bids for the sale of the Vessels for presentation to the Board. In that case, the Manager will be obligated to recommend the sale of the Vessel to the bidder that has offered the bid most economically favorable to the Company and its shareholders. The Manager will receive a commission equal to 1% of the net proceeds of that sale unless sold to the Manager or an affiliate of the Manager. If not directed by the Company's shareholders to sell the Vessel, the Manager is required to attempt to recharter the Vessel on an arms-length basis on such terms as the Manager deems appropriate, subject to the approval of the Board. The Manager will receive a commission equal to 1.25% of the gross freight earned from that rechartering (which is the standard industry commission). In either such case, the Manager, on behalf of the Company, may use the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as the Manager deems appropriate.

     If, on the expiration of the Charters, the Company undertakes any operational responsibility with respect to the related Vessel and requests the Manager to perform any of that responsibility on the Company's behalf, the parties will negotiate a new fee and expense arrangement. If the parties are unable to reach a new fee and expense arrangement, either party may terminate the Management Agreement on 30 days' notice to the other party.

     In addition, the Company may terminate the Management Agreement at any time upon 30 days' notice to the Manager for any reason, provided that any such termination shall have been approved by a resolution duly adopted by the affirmative vote of the holders of at least 66-2/3% of the Company's outstanding Common Shares. The Company may terminate the Management Agreement at any time on five business days' prior written notice to the Manager in the event:

          o    the Manager materially breaches the agreement,

          o the Manager fails to maintain adequate authorization to perform its duties,

          o    the Manager becomes insolvent,

          o    it becomes unlawful for the Manager to perform its duties, or

          o the Manager ceases to be wholly-owned, directly or indirectly, by Frontline.

     The Manager may terminate the Management Agreement on ten business days' prior written notice to the Company in the event that the Company undergoes a "change of control", which is the election of any director whose election was not recommended by the then current Board. Upon any termination of the Management Agreement, the Manager is required to promptly wind up its services in such a manner as to minimize any interruption to the Company's business and submit a final accounting of funds received and disbursed to the Company. The Manager is required to pay any undisbursed funds of the Company in the Manager's possession or control as the Company directs.

     The Company believes that in the case of any termination of the Management Agreement, the Company could obtain an appropriate alternative arrangement for the management of the Company, although that alternative arrangement could cause the Company to incur additional cash expenses. In the case of a termination without cause by the Company upon a resolution adopted by the holders of at least 66 2/3% of the Company's Common Shares or by the Manager in the case of a "change in control," the Company is required to pay to the Manager an amount equal to the present value calculated at a discount rate of 5% per annum of all fees which the Manager would have received through February 27, 2004. In the event of a termination after that date on a change of control, the Company is required to pay to the Manager an amount equal to the present value calculated at a discount rate of 5% per annum of all fees which the Manager would have received through February 27, 2012.

     Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company. For 2002, the directors received from the Manager $82,000 in fees in the aggregate. No separate compensation was paid to the Company's officers.

                                                                      Appendix B

     This  Appendix  shows the  present  and  proposed  texts of  Bye-Law 83 and
Bye-Law  85.   Present  text  that  is  proposed  to  be  deleted  is  shown  in strikethrough and new proposed text is shown in bold.

                         POWERS AND DUTIES OF THE BOARD

83. Subject to the provisions of the Companies Acts and these Bye-Laws and to any directions given by the Company [BEGIN BOLD] in a general meeting [END BOLD][BEGIN STRIKETHROUGH]by Resolution[END STRIKETHROUGH], the Board of Directors shall manage the business of the Company from outside the United States[BEGIN BOLD], and may pay all expenses incurred in promoting and incorporating the Company and may exercise all powers of the Company in furtherance of the Company's business activities.[END BOLD][BEGIN STRIKETHROUGH] provided that the business activities of the Company shall, notwithstanding the provisions of the Company's Memorandum of Association, be confined to:

               (i) establishing the Subsidiaries as wholly-owned subsidiaries to own the Vessels and taking all acts necessary to register the Vessels in the registry of the Isle of Man;

               (ii) entering  into or becoming a party to and taking all acts in connection with, and causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the Assignment Agreement;

              (iii) causing the  Subsidiaries to enter into or become a party to and take all acts in connection with, and causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the Memoranda of Agreement;

               (iv) entering  into or becoming a party to and taking all acts in connection with, and causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the Guaranty;

               (v) entering into or becoming a party to and taking all acts in connection with, and causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the Original Charters with the Charterer and subsequent Charters with any subsequent charterer of the Vessels;

               (vi) entering  into,  or becoming a party to, and taking all acts in connection with the Credit Facility or any refinancing or replacement thereof;

              (vii) entering  into or becoming a party to and taking all acts in connection with, and causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the U.K. Finance Leases;

             (viii) entering into or becoming a party to and taking all acts  in connection with, and causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the Underwriting Agreement;

               (ix) entering into or becoming a party to, and taking all acts in connection with, the Management Agreement;

                (x) entering  into or becoming a party to and taking all acts in connection with, and causing the Subsidiaries to enter into and become a party to and take all acts in connection with any other of the Transaction Documents;

               (xi) entering  into,  or  becoming a party to any  agreement  and performing all acts necessary for the conduct of an offering by the Company of the Common Shares and their listing on any stock exchange and/or their inclusion in any securities market;

              (xii) enforcing  its  rights and  performing  its  obligations  in respect of any and all of the foregoing;

             (xiii) with the  sanction of a  Resolution,  selling  or  otherwise disposing of a Vessel (or a Subsidiary owning such Vessel) prior to the termination of its Original Charter; provided that the sanction of a Resolution shall not be required if in the Board's discretion it is deemed necessary or adviseable to sell or otherwise dispose of a Vessel or a Subsidiary in connection with the termination of the U.K. Finance Lease arrangements while an Original Charter remains in effect;

              (xiv) entering into, and causing the  Subsidiaries  to enter into, agreements to charter, lease, sell or otherwise dispose of a Vessel (or a Subsidiary owning such Vessel) upon the termination of its Original Charter and any subsequent charters;

               (xv) with the sanction of a Resolution,  entering into agreements to amalgamate, merge, sell, liquidate or otherwise dispose of any of the Subsidiaries;

              (xvi) without the sanction of a  Resolution,  causing the transfer of a Vessel or the related rights under the U.K. Finance Lease arrangements from a Subsidiary to a newly-formed wholly-owned subsidiary of the Company in a "Permitted Intra-Group Disposal", as such term is defined in the Credit Facility, whereupon such newly-formed wholly-owned subsidiary shall be deemed a "Subsidiary" for purposes of Bye-Law 1; and

             (xvii) engaging in those  activities,  including the entering  into additional or supplementary agreements, documents and instruments necessary, suitable or convenient to accomplish the foregoing or incidental thereto or connected therewith.

            (xviii) PROVIDED ALWAYS so long as any Charter remains in effect (A)
                    the Company shall: (i) not have an office or fixed place of business in the United States or any territory or subdivision thereof (collectively, the "U.S."); (ii) use all reasonable efforts and cause the Subsidiaries not to engage in "systematic and continuous contacts" with the U.S. so as to avoid the general jurisdiction of the U.S.; provided, however, that the Board shall have the power to cause the Company to perform all acts necessary or desirable to the fulfillment of its rights and obligations and in furtherance of the consummation of the transactions described in this Bye-Law 84 (and any renewal or refinancing thereof), and the status of the Company as a "reporting company" pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), and including in connection with the raising of equity or debt in the U.S., and as required by law in connection therewith, and provided, further, that the performance of such acts, including agreeing in any of the documents and agreements described in this Bye-Law (the "Transaction Documents") or any other related agreements to (x) the choice of the laws of the U.S. and (y) submission to the jurisdiction of the federal and state courts located in the Borough of Manhattan, City of New York solely in connection with any disputes arising out of or in connection with such Transaction Documents and agreements shall not be deemed a violation of this Bye-Law; and (B) the Board shall cause the Company to vote the shares of any Subsidiary against any
                    proposal  to  amend  Section  [___]  of  such   Subsidiary's
                    articles of association or otherwise consent to any amendment to such Section [___] except as approved by not less than 66-2/3% of the Company's outstanding Common Shares.[END STRIKETHROUGH]

85. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.[BEGIN STRIKETHROUGH]provided however that such powers shall only be exercised in furtherance of the businesses set forth in Bye-law 83.[END STRIKETHROUGH]

                                                                      Appendix C

                               TAX CONSIDERATIONS

     The following discussion is a summary of the material United States federal income tax considerations relevant to the Company and to a U.S. Holder (as defined below). This discussion does not purport to deal with the tax consequences of owning Common Shares to all categories of investors, some of which (such as dealers in securities and investors whose functional currency is not the U.S. Dollar) may be subject to special rules. Shareholders are advised to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of Common Shares.

United States Federal Income Tax Considerations

     The following discussion of United States federal income tax matters is based on advice received by the Company from Seward & Kissel LLP, the United States counsel to the Company. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Except as otherwise noted, this discussion is predicated on the assumption that the Company will not maintain an office or other fixed place of business within the United States.

United States Taxation of the Company

Taxation of Operating Income:  In General

     Unless exempt from U.S. taxation under Code section 883, a foreign corporation is subject to U.S. federal income taxation in the manner described below in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to such use ("Shipping Income"), to the extent that such Shipping Income is derived from sources within the United States ("U.S.-source Shipping Income").

     Shipping Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50 percent derived from sources within the United States. Shipping Income that is attributable to transportation that both begins and ends in the United States will be considered to be 100 percent derived from sources within the United States.

      Shipping Income that is attributable to transportation exclusively between non-U.S. ports will be considered to be 100 percent derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

     The Vessels will be operated in various parts of the world and, in part, are expected to be involved in transportation of cargoes that begins or ends (but that does not both begin and end) in U.S. ports. Accordingly, it is expected that the Company will not engage in transportation that gives rise to 100 percent U.S. source Shipping Income.

Exemption of Operating Income from U.S. Taxation

     Pursuant to Code section 883, the Company will be exempt from U.S. taxation on its U.S.-source Shipping Income if both (i) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States (the "Country of Organization Requirement"), and (ii) either
(A) more than 50% of the value of the Company's shares is owned, directly or indirectly, by individuals who are "residents" of such country or of another foreign country that grants an equivalent exemption to corporations organized in the United States (the "50% Ownership Test"), or (B) stock of the Company is "primarily and regularly traded on an established securities market" in such country, in another country that grants an "equivalent exemption" to U.S. corporations, or in the United States (the "Publicly-Traded Test").

     Bermuda, the country in which the Company is incorporated, grants an "equivalent exemption" to U.S. corporations. Therefore, the Company will satisfy the Country of Organization Requirement and will be exempt from U.S. federal income taxation with respect to its U.S.-source Shipping Income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test.

     The Company should satisfy the Publicly-Traded Test. Under proposed Regulations interpreting Code section 883 issued in August 2002, stock of a corporation is treated as "primarily and regularly traded on an established securities market" in any taxable year if (i) the stock is primarily traded on an interdealer quotation system market such as the Nasdaq National Market, (ii) the stock is regularly quoted by dealers making a market in such stock, and
(iii) the corporation complies with certain record keeping and reporting requirements, unless (iv) subject to certain exceptions, 50% or more of the stock is beneficially owned by persons each of whom owns (or is treated as owning under certain attribution rules) 5% or more of the stock ("5% Shareholders") at any time during the taxable year. The Company is not aware of any facts which would indicate that 50% or more of its stock is or will be beneficially owned by 5% Shareholders if the proposed Regulations were adopted, although there can be no assurance that changes in the ownership of the Company's stock will not result in 50% or more of its stock being so owned at any time in the future. Accordingly, if the proposed Regulations are adopted in their current form, the Company expects that its stock would be considered to be "primarily and regularly traded on an established securities market", and that it would, therefore, qualify for the Code section 883 exemption. However, because of the absence of final Regulations and the factual nature of the issues relating to the determination, no assurance can be given that the Company will qualify for the exemption in any year.

U.S. Taxation of Gain on Sale of Vessels

     Regardless  of whether  the  Company  qualifies  for  exemption  under Code section 883, the Company will not be subject to United States taxation with respect to gain realized on sale of a Vessel, provided that the sale is considered to occur outside of the United States under United States tax principles. In general, a sale of a Vessel will be considered to occur outside the United States for this purpose if title to the Vessel, and risk of loss with respect to the Vessel, pass to the buyer outside of the United States. It is expected that any sale of a Vessel will be considered to occur outside of the United States.

Four Percent Gross Basis Tax Regime

     To the extent the benefits of Code section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S.-source Shipping Income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business as discussed below, would be subject to a four-percent tax imposed by Code section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50 percent of the Company's Shipping Income would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's gross Shipping Income would never exceed two percent.

Net Basis and Branch Profits Tax Regime

     In the event the Company were considered to maintain an office or fixed place of business within the United States, the Company could become subject to net-basis U.S. federal corporate income tax, which currently is imposed at rates of up to 35% on taxable income, and to the 30% "branch profits tax" regime of Code section 884 with respect to any U.S.-source Shipping Income and gain not in excess of the "depreciation adjustments", as defined in Code section 865, on the sale of a Vessel that produced such "effectively connected" income. However, the Company does not expect to be subject to the net basis and branch profits tax regime because the Company does not expect to have an office or other fixed place of business within the United States.

United States Taxation of U.S. Shareholders

     As used herein, the term "U.S. Holder" means a beneficial owner of Common Shares that (i) is (A) a citizen or resident of the United States, (B) a corporation or partnership created or organized in or under the laws of the United States or of any state, (C) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (D) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;
(ii) owns the Common Shares as capital assets; and (iii) owns less than 10% of the voting stock of the Company.

Passive Foreign Investment Company Considerations

     At the present time, the Company is considered a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. A foreign corporation is considered to be a PFIC if, with respect to a taxable year of the foreign corporation, (i) at least 75% of its gross income is "passive income" or
(ii) at least 50% of the average value of its assets is attributable to assets that produce "passive income" or that are held "for the production of passive income". A U.S. Holder is subject to different rules depending on whether the U.S. Holder made an election to treat the Company as a "Qualified Electing Fund" (a "QEF election") for the first taxable year of the U.S. Holder that the U.S. Holder owned Common Shares (a "timely QEF election") or made a mark-to-market election with respect to the Common Shares for the first taxable year of the U.S. Holder that the U.S. Holder owned Common Shares (a "timely mark-to-market election").

Taxation of U.S. Holders Making a Timely QEF Election

     Pass-Through of Ordinary Earnings and Net Capital Gain. A U.S. Holder who makes, or who has made, a timely QEF election with respect to the Company (an "Electing Holder") must report for U.S. federal income tax purposes his pro rata share of the "ordinary earnings" (i.e., the net operating income determined under U.S. federal income tax principles) and the net capital gain, if any, of the Company for the taxable year of the Company that ends with or within the taxable year of the Electing Holder. The "net capital gain" of the Company is any excess of any net long-term capital gains over net short-term capital losses of the Company and is reported by the Electing Holder as long-term capital gain. Any net operating losses or net capital losses of the Company will not pass through to the Electing Holder and will not offset any ordinary earnings or net capital gain of the Company reportable to Electing Holders in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his Common Shares). The Company annually provides information sufficient for U.S. Holders to compute their pro rata shares of the Company's realized net income and realized net capital gains.

     For purposes of calculating the Company's ordinary earnings, the cost of each Vessel is being depreciated on a straight-line basis over 18 years. Any gain on the sale of a Vessel will be treated as ordinary income, rather than capital gain, to the extent of such depreciation deductions with respect to such Vessel.

     In general, an Electing Holder is not taxed twice on its share of the income of the Company. Thus, distributions received from the Company by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of the Company's ordinary earnings and net capital gain. Distributions received by an Electing Holder in excess of such inclusions will decrease the Electing Holder's tax basis in the Common Shares. Distributions, if any, in excess of such basis will be treated as capital gain.

     If, as a result of a change in the Company's activities, the Company ceases to be considered a PFIC, an Electing Holder will no longer be subject to the PFIC rules and, accordingly, will not be required to continue to report annually his share of the Company's realized net income and realized net capital gains.

     Disposition of Common Shares. An Electing Holder will recognize capital gain or loss on the sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized by the Electing Holder from such sale, exchange or other disposition and the Electing Holder's tax basis in the Common Shares. Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder's holding period in the Common Shares at the time of the sale, exchange or other disposition is more than one year. A U.S. Holder's ability to deduct capital losses may be limited.

     Making a QEF Election. A U.S. Holder makes a QEF election for a taxable year by completing and filing Internal Revenue Service ("IRS") Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, in accordance with the instructions thereto. The Company will furnish U.S. Holders with information needed to complete IRS Form 8621 with respect to each year.

Taxation of U.S. Holders Making a Timely Mark-to-Market Election

     Mark-to-Market Regime. A U.S. Holder who does not make a QEF election may make a mark-to-market election under Code section 1296, provided that the Common Shares are regularly traded on a "qualified exchange". A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The NASDAQ national market, on which the Common Shares are traded, is a qualified exchange for U.S. federal income tax purposes. A U.S. Holder who makes, or who has made, a timely mark-to-market election with respect to the Common Shares must include annually in the U.S. Holder's income, as ordinary income, any excess of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder's adjusted basis in the Common Shares. The excess, if any, of the U.S. Holder's adjusted basis at the close of the taxable year over the fair market value of the Common Shares at the close of the taxable year is deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the Common Shares that the U.S. Holder included in income in previous years.

     Under proposed Regulations interpreting Code section 1296 issued in July 2002, if, as a result of a change in the Company's activities, the Company ceases to be considered a PFIC, a U.S. Holder who has made a timely mark to market election would not include mark-to-market gain or loss with respect to the Common Shares for any taxable year that the Company is not a PFIC.

     Disposition of Common Shares. A U.S. Holder who makes a timely mark-to-market election will recognize ordinary income or loss on a sale, exchange or other disposition of the Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in the Common Shares, provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains on the Common Shares that the U.S. Holder included in income in previous years. The amount of any loss in excess of such net mark-to market gains is treated as capital loss.

     Making the Mark-to-Market Election. A U.S. Holder makes a mark-to-market election for a taxable year by completing and filing IRS Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, in accordance with the instructions thereto.

Taxation of U.S. Holders Not Making a Timely QEF Election or a Timely Mark-to-Market Election

     A U.S. Holder who does not make a timely QEF election or a timely mark-to-market election (a "Non-Electing Holder") will be subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on the Common Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the Common Shares), and (ii) any gain realized on the sale or other disposition of Common Shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder's holding period for the Common Shares; (ii) the amount allocated to the current taxable year would be taxed as ordinary income; and
(iii) the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning Common Shares, the Non-Electing Holder's successor would be ineligible to receive a step-up in tax basis of those Common Shares.

     Distributions received by a Non-Electing Holder that are not "excess distributions" will be includible in the gross income of the Non-Electing Holder as dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax purposes. Such distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a return of the U.S. Holder's tax basis in the Common Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such Common Shares) and thereafter as capital gain.

     If, as a result of a change in the Company's activities, the Company ceases to be considered a PFIC, a Non-Electing Holder will continue to be subject to the PFIC rules unless the Non-Electing Holder makes a "deemed sale" election pursuant to Code section 1298(b)(1). A Non-Electing Shareholder making this election would be treated as having sold its Common Shares on the last day of the last taxable year of the Company during which it qualified as a PFIC. Any gain realized on such deemed sale would be taxed in the manner described in the first paragraph of this section. Any loss realized on such deemed sale would not be recognized. Shareholders should consult with their own tax advisors with respect to the procedure for making a "deemed sale" election.

Other Considerations

     U.S. Holders will not be entitled to claim a dividends received deduction with respect to distributions by the Company. Since the Company is a PFIC, the Company's dividends will not be treated as "qualified dividend income" that is taxable to individuals at preferential tax rates (through 2008).

Potential Change in the Company's Activities

     As noted above, a foreign corporation is considered to be a PFIC if, with respect to a taxable year of the foreign corporation, (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets that produce "passive income" or that are held "for the production of passive income". If, as a result of a change in the Company's activities, the Company ceases to be considered a PFIC, the tax treatment of an Electing Holder, a U.S. Holder who made a timely mark-to-market election, and a Non-Electing Holder which made the "deemed sale" election described in "Taxation of U.S. Holders Not Making a Timely QEF Election" above would be as follows.

Dividends

     Distributions received by a U.S. Holder would be includible in the gross income of the U.S. Holder as dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax purposes. Distributions in excess of the Company's current or accumulated earnings and profits would be treated first as a return of the U.S. Holder's tax basis in the Common Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such Common Shares) and thereafter as capital gain. U.S. Holders would not be entitled to claim a dividends received deduction with respect to distributions by the Company.

     The Company's dividends would be treated as "qualified dividend income" that is taxable to U.S. Holders who are individuals at preferential tax rates (through 2008), provided that (1) the Common Shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC, a foreign personal holding company or a foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year; and (3) the individual U.S. Holder has owned the Common Shares for more than 60 days in the 120-day period beginning 60 days before the date on which the Common Shares become ex-dividend. No guidance has been issued by the IRS defining when the stock of a foreign corporation will be treated as readily tradable on an established securities market in the United States for this purpose. In addition, the Company is currently a PFIC, and dividends paid in a taxable year in which the Company is a PFIC or in the immediately succeeding taxable year would not be treated as "qualified dividend income". Certain limitations may also apply to any "extraordinary dividends" paid by the Company. Therefore, there is no assurance that any dividends paid by the Company will be eligible for these preferential rates in the hands of an individual U.S. Holder. Any dividends paid by the Company which are not eligible for these preferential rates would be taxed as ordinary income to a U.S. Holder.

Disposition of Common Shares

     A U.S. Holder would recognize capital gain or loss on the sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in the Common Shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the Common Shares at the time of the sale, exchange or other disposition is more than one year. A U.S. Holder's ability to deduct capital losses may be limited.

Information Reporting and Backup Withholding

     Certain shareholders may be subject to backup withholding (currently at a rate of 28%) and to information reporting requirements on payments of distributions and the proceeds of disposition of Common Shares. Backup withholding may apply if the shareholder fails to provide his correct taxpayer identification number, fails to make required certifications, or has been notified by the IRS that he is subject to backup withholding. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against such shareholder's U.S. federal income tax liability.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                          Knightsbridge Tankers Limited
                                          -----------------------------
                                                  (Registrant)


Date  September 2, 2003                By  /s/ Kate Blankenship
      -----------------                   ---------------------
                                           Kate Blankenship
                                              Secretary




01655.0002 #425794